Exhibit 99.1

Renren Announces Unaudited Fourth Quarter and Fiscal Year 2017 Financial Results

BEIJING, China, May 7, 2018— Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service (SNS) business, used auto business and SaaS business, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•	Total net revenues were US$97.1 million, compared to US$20.3 million in the corresponding period in 2016.

—	Internet Value-Added Services (IVAS) and others net revenues were US$14.5 million, a 34.7% increase from the corresponding period in 2016.

—	Financing income was US$4.8 million, a 50.4% decrease from the corresponding period in 2016.

—	Used car sales revenue was US$77.8 million. We initiated a used car retail business through one of our subsidiaries in the second quarter of 2017. As of December 31, 2017, we had a presence in 14 cities in China for this business.

•	Gross profit was US$0.2 million, compared to US$4.4 million in the corresponding period of 2016.

•	Operating loss was US$27.4 million, compared to an operating loss of US$16.4 million in the corresponding period in 2016.

•	Net loss attributable to the Company was US$54.3 million, compared to a net loss of US$93.3 million in the corresponding period in 2016.

•	Adjusted net loss (1) (non-GAAP) was US$48.8 million, compared to an adjusted net loss of US$87.9 million in the corresponding period in 2016.

Fiscal Year 2017 Highlights

•	Total net revenues were US$202.1 million, compared to US$63.4 million in the corresponding period in 2016.

—	IVAS and others net revenues were US$51.7 million, a 52.0% increase from 2016.
—	Financing income net revenues were US$29.3million, a 0.2% decrease from 2016.
—	Used car sales revenue was US$121.1million.

•	Gross profit was US$17.7 million, compared to US$11.6 million in 2016, a 52.7% increase from 2016.

•	Operating loss was US$87.9 million, compared to an operating loss of US$73.0 million in 2016.

•	Net loss attributable to the Company was US$110.4 million, compared to a net loss attributable to the Company of US$185.4 million in 2016.

•	Adjusted net loss(1) (non-GAAP) was US$82.4 million, compared to an adjusted net loss of US$161.8 million in 2016.

(1)	Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets. See “About Non-GAAP Financial Measures” below.

Fourth Quarter 2017 Results

Total net revenues for the fourth quarter of 2017 were US$97.1 million, compared to US$20.3 million in the corresponding period in 2016.

IVAS and others net revenues were US$14.5 million, representing a 34.7% increase from the corresponding period of 2016. The increase was mainly due to the revenue from our Renren mobile live streaming service. Monthly unique log-in users of the Renren SNS platform decreased from approximately 35 million in December 2016 to approximately 32 million in December 2017.

Financing income was US$4.8 million for the fourth quarter of 2017, compared to US$9.5 million in the corresponding period of 2016. The decrease was in line with the decrease of financing receivable from US$301.8 million as of December 31, 2016 to US$125.5 million as of December 31 2017.

Used car sales revenue of US$77.8 million was generated through one of our subsidiaries conducting a used car retail business, which is a new business that we initiated in the second quarter of 2017.

Cost of revenues was US$96.9 million, compared to US$15.9 million in the corresponding period of 2016. The increase was primarily due to the cost of used car sales.

Operating expenses were US$27.6 million, a 32.5% increase from the corresponding period of 2016.

Selling and marketing expenses were US$8.4 million, a 53.7% increase from the corresponding period of 2016. The increase was primarily due to an increase in advertising and promotion expenses.

Research and development expenses were US$7.0 million, a 31.4% increase from the corresponding period in 2016. The increase was primarily due to personnel related expense increases.

General and administrative expenses were US$12.2 million, a 21.5% increase from the corresponding period in 2016. The increase was primarily due to the increase in the related professional fees for the transaction we announced on April 30, 2018.

Share-based compensation expenses, which were all included in operating expenses, were US$5.5 million, compared to US$5.4 million in the corresponding period in 2016.

Operating loss was US$27.4 million, compared to an operating loss of US$16.4 million in the corresponding period in 2016.

Non-operating loss was US$20.6 million, compared to a loss of US$69.6 million in the corresponding period in 2016.

Loss in equity method investments were US$4.2 million, compared to loss of US$6.4 million in the corresponding period in 2016.

Net loss attributable to the Company was US$54.3 million, compared to a net loss of US$93.3 million in the corresponding period in 2016.

Adjusted net loss (non-GAAP) was US$48.8 million, compared to an adjusted net loss of US$87.9 million in the corresponding period in 2016. Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets.

Fiscal Year 2017 Results

Total net revenues in 2017 were US$202.1 million, compared to US$63.4 million in the corresponding period in 2016.

IVAS and others net revenues were US$51.7 million, representing a 52.0% increase from 2016. The increase was mainly due to the revenue from our Renren mobile live streaming service.

Financing income was US$29.3 million, compared to US$29.4 million in 2016.

Used car sales revenue was US$121.1 million in 2017. There is no comparable figure for 2016 because this was a new business that we initiated in the second quarter of 2017.

Cost of revenues in 2017 was US$184.4 million, compared to US$51.8 million in the corresponding period of 2016. The increase was primarily due to the cost of used car sales.

Gross profit in 2017 was US$17.7 million, a 52.7% increase from US$11.6 million in 2016. Gross margin in 2017 was 8.8%, compared to 18.3% in 2016.

Operating expenses in 2017 were US$105.6 million, a 24.8% increase from 2016.

Selling and marketing expenses in 2017 were US$29.0 million, a 36.1% increase from 2016, primarily due to an increase in advertising and promotion expenses.

Research and development expenses in 2017 were US$23.7 million, a 14.1% increase from 2016, primarily due to personnel related expense increases.

General and administrative expenses in 2017 were US$52.9 million, a 24.3% increase from 2016. The increase was primarily due to the increase in share-based compensation expenses and the related professional fees for the transaction we announced on April 30, 2018.

Share-based compensation expenses in 2017, which were all included in operating expenses, were US$28.0 million, compared to US$23.5 million in 2016. The increase was mainly due to a modification which repriced the exercise price with respect to options.

Operating loss in 2017 was US$87.9 million, compared to US$73.0 million operating loss in 2016.

Non-operating loss was US$85.4 million in 2017, compared to a loss of US$100.4 million in 2016. The non-operating loss in 2017 was mainly due to a US$113.1 million impairment on long-term investments.

Earnings in equity method investments were US$67.2 million, compared to a loss of US$18.2 million in 2016. The increase was mainly due to a US$58.3 million gain on disposal of certain shares of Social Finance Inc.

Net loss attributable to the Company in 2017 was US$110.4 million, compared to a net loss of US$185.4 million in 2016.

Adjusted net loss (non-GAAP) in 2017 was US$82.4 million, compared to an adjusted net loss of US$161.8 million in 2016. Adjusted net loss is defined as net loss excluding share-based compensation expenses and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$136 million to US$141 million in the first quarter of 2018, representing a 549% to 573% year-over-year increase. This forecast reflects Renren's current and preliminary view, which is subject to change.

Potential Financial Impact on Renren by the Transaction Announced on April 30, 2018

As previously updated in the Company’s prior quarterly earnings releases, the Company has, as planned, announced a series of transactions that include a cash dividend by the Company and a private placement by its subsidiary Oak Pacific Investment (‘the Transaction’) on April 30, 2018. The Transaction is intended to address concerns that Renren may be deemed to be an investment company within the meaning of the Investment Company Act. The Transaction will have a significant impact on the Company’s financial statements. Please refer to the Form 6-K filed with the SEC on April 30, 2018 for unaudited pro forma condensed consolidated financial statements, based on the unaudited pro forma condensed consolidated balance sheet as though the Transaction occurred on September 30, 2017, total Renren Inc. shareholders’ equity value following the Transaction is currently estimated to range from US$209 million to US$340 million(2). The Company will update the pro forma condensed consolidated financial statements, which includes the pro forma shareholder's equity value, as though the Transaction occurred on December 31, 2017, at the time when it files its annual report on Form 20-F with the SEC, which is expected to be on or before May 15, 2018.

(2)	The Transaction is structured in a manner that leads to significant different results for Renren which are depended on the percentage of the Renren shareholders that are the Eligible Shareholders who validly accept the Offer. Accordingly, the Company has presented two separate pro forma balance sheets in Form 6-K illustrating the following:

• The aggregate dollar amount of the cash dividend to be paid by Renren in the Transaction amounting to $0 assuming all shareholders of Renren are eligible shareholders and validly elect to waive the cash dividend

• The aggregate dollar amount of the cash dividend to be paid by Renren in the Transaction amounting to $131 million if no additional shareholders beyond the committed shareholders elect to waive the cash Dividend in respect of any of their shares in Renren.

Refer to Form 6-K filed on April 30, 2018 for additional information including assumptions used in the pro forma calculation.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) business, used car business and SaaS business. Renren’s American depositary shares, each of which represents fifteen Class A ordinary shares, trade on the NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the first quarter of 2018 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	December 31,
per share, ADS, and per ADS data)	2016	2017

ASSETS

Current assets:
Cash and cash equivalents	$79,370	$128,595
Restricted Cash	30,390	72,983
Short-term investments	410	-
Accounts receivable, net	4,702	6,260
Financing receivable, net	301,773	125,478
Prepaid expenses and other current assets	20,749	50,183
Amounts due from related parties	13,419	15,224
Inventory	-	95,012
Total current assets	450,813	493,735

Non-current assets:
Long-term financing receivable, net	330	8
Property and equipment, net	28,666	29,532
Goodwill and intangible assets, net	-	104,197
Long-term investments	695,348	565,366
Other non-current assets	1,687	1,326
Total non-current assets	726,031	700,429

TOTAL ASSETS	$1,176,844	$1,194,164

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,561	$20,046
Short-term debt	37,202	81,479
Accrued expenses and other current liabilities	19,781	45,898
Payable to investors	182,951	142,689
Amounts due to related parties	10,914	17,746
Deferred revenue and advance from customers	5,954	11,489
Income tax payable	7,860	12,652
Contingent consideration	-	5,944
Long-term debt current	-	52,604
Total current liabilities	270,223	390,547

Non-current liabilities:
Long-term debt	95,390	27,665
Long-term payable to investors	59,916	-
Long-term Contingent consideration	-	60,850
Other non-current liabilities	12,849	6,356
Total non-current liabilities	168,155	94,871

TOTAL LIABILITIES	$438,378	$485,418

Shareholders' Equity:
Class A ordinary shares	720	727
Class B ordinary shares	305	305
Additional paid-in capital	1,266,592	1,303,117
Statutory reserves	6,712	6,712
Accumulated deficit	(542,746)	(653,173)
Accumulated other comprehensive income	6,883	17,116

Total Renren Inc. shareholders' equity	738,466	674,804

Noncontrolling Interests	-	33,942

TOTAL EQUITY	738,466	708,746

TOAL LIABILITIES AND EQUITY	$1,176,844	$1,194,164

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,	December 31,	December 31,	December 31,
per shares, ADS, and per ADS data)	2016	2017	2017	2016	2017

Net revenues
IVAS and others	$10,788	$12,888	$14,531	$34,047	$51,749
Financing income	9,536	6,630	4,733	29,317	29,269
Used car sales	-	42,245	77,797	-	121,084
Total net revenues	20,324	61,763	97,061	63,364	202,102

Cost of revenues	(15,883)	(55,645)	(96,878)	(51,767)	(184,398)

Gross profit	4,441	6,118	183	11,597	17,704

Operating expenses:
Selling and marketing	(5,464)	(8,390)	(8,399)	(21,276)	(28,954)
Research and development	(5,323)	(6,290)	(6,993)	(20,750)	(23,678)
General and administrative	(10,069)	(18,820)	(12,233)	(42,584)	(52,949)

Total operating expenses	(20,856)	(33,500)	(27,625)	(84,610)	(105,581)

Loss from operations	(16,415)	(27,382)	(27,442)	(73,013)	(87,877)

Other income (expenses)	1,151	4,157	(5,997)	12,888	(1,369)
Interest income	328	720	623	919	2,029
Interest expenses	(3,793)	(2,741)	(2,760)	(12,439)	(10,185)
Realized gain (loss) on short-term investments	42	1	-	552	(100)
Realized gain on disposal of long-term investments	-	32,726	4,585	-	37,311
Impairment of long term investments	(67,307)	(35,000)	(17,052)	(102,307)	(113,073)
Total non-operating loss	(69,579)	(137)	(20,601)	(100,387)	(85,387)

Loss before provision of income tax and loss in equity method investments, net of tax	(85,994)	(27,519)	(48,043)	(173,400)	(173,264)
Income tax expenses	(898)	(1,075)	(1,936)	(2,470)	(4,479)

Loss before (loss) income earnings in equity method investments, net of tax	(86,892)	(28,594)	(49,979)	(175,870)	(177,743)
(Loss) earnings in equity method investments, net of tax	(6,402)	5,654	(4,211)	(18,183)	67,240
Loss from continuing operations	(93,294)	(22,940)	(54,190)	(194,053)	(110,503)

Discontinued operation
Income from operations of discontinued operations, net of income tax	-	-	-	391	-
Gain on deconsolidation of the subsidiaries, net of income tax	-	-	-	8,310	-
Income from discontinued operations, net of tax	-	-	-	8,701	-

Net loss	(93,294)	(22,940)	(54,190)	(185,352)	(110,503)
Net loss (income) attributable to noncontrolling interests	-	175	(99)	-	76

Net loss attributable to Renren Inc.	$(93,294)	$(22,765)	$(54,289)	(185,352)	(110,427)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.09)	$(0.02)	$(0.05)	$(0.18)	$(0.11)
Diluted	$(0.09)	$(0.02)	$(0.05)	$(0.18)	$(0.11)
Net loss attributable to Renren Inc. shareholders per ADS*:
Basic	$(1.37)	$(0.33)	$(0.79)	$(2.72)	$(1.61)
Diluted	$(1.37)	$(0.33)	$(0.79)	$(2.72)	$(1.61)

Weighted average number of shares used in calculating net loss per ordinary share attributable to Renren Inc. shareholders:
Basic	1,024,521,024	1,029,120,470	1,028,537,406	1,022,664,396	1,028,537,406
Diluted	1,024,521,024	1,029,120,470	1,028,537,406	1,022,664,396	1,028,537,406

*	Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net loss

	For the Three Months Ended			For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(Amounts in US dollars, in thousands)	2016	2017	2017	2016	2017

Net loss	$(93,294)	$(22,765)	$(54,289)	$(185,352)	$(110,427)
Add back: Shared-based compensation expenses	5,372	12,210	5,494	23,544	28,016
Add back: Amortization of intangible assets	-	20	35	21	55
Adjusted net loss	$(87,922)	$(10,535)	$(48,760)	$(161,787)	$(82,356)